Pilgrim Bancshares, Inc.

40 South Main Street

Cohasset, Massachusetts 02025

August 7, 2014

VIA FACSIMILE AND EDGAR

(202) 772-9216

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pilgrim Bancshares, Inc.

Registration Statement on Form S-1 (Registration Number 333-194485)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pilgrim Bancshares, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on Monday, August 11, 2014 at 3:00 p.m., or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Christopher G. McCourt
Christopher G. McCourt
Senior Vice President and Chief Financial Officer